
03025251

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


RECEIVED
JUN 27 2003
153
WASH. D.C.
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION THRIFT PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

UNION PACIFIC CORPORATION THRIFT PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended, Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent
Exhibit III.	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Richard K. Davidson and James R. Young

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date 6-25-'03
June 25, 2003

By Roy Schroer
Roy J. Schroer, Assistant Vice President – Employee Benefits
Union Pacific Corporation

Exhibit I

Union Pacific Corporation Thrift Plan

Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended, Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 9, 2003

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Plan interest in Master Trusts (Notes 2 and 3)	$743,894,761	$781,945,855
Employee contributions receivable	1,763,720	1,621,645
Net assets available for benefits	$745,658,481	$783,567,500

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment loss:		
Plan interest in Master Trusts investment income (loss) (Note 3):		
Net depreciation in fair value of investments	$ (66,762,509)	$ (36,071,462)
Interest and dividends	23,201,708	24,582,710
Total	(43,560,801)	(11,488,752)
Contributions:		
Employee contributions	32,713,522	30,976,438
Employer contributions	10,873,969	10,619,340
Total	43,587,491	41,595,778
Plan-to-plan transfer in (Note 8)	-	158,124,122
Total	26,690	188,231,148
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	37,935,709	67,140,746
Plan-to-plan transfer out (Note 8)	-	15,082,978
Total	37,935,709	82,223,724
NET INCREASE (DECREASE)	(37,909,019)	106,007,424
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	783,567,500	677,560,076
End of year	$745,658,481	$783,567,500

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the Corporation) covering non-agreement employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Prior to 1987, the Plan provided for payroll based employee stock ownership plan contributions (PAYSOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's contribution, with such Corporation contribution limited to 3% of the participant's base salary without a mandatory waiting period of one year of service. Participant's direct the investment of all contributions into various investment options offered by the Plan.

Loans to Participants – Participants are eligible to take a loan from their accounts limited to one-half of the vested value of a participant's accounts, excluding PAYSOP and subject to a minimum and maximum loan amount. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participants' loans, which are secured by the participant's individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 4.25% to 10.5%.

Participant Accounts – Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Payments of Benefits – A participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP account and the portion of his/her account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash.

A withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of the Corporation. All administrative expenses of the Plan are paid by the Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, PAYSOP Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value. Participant loans are valued at their carrying value, which approximates fair value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payments of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to 2002 financial statement presentation. These reclassifications had no effect on previously reported changes in net assets available for benefits.

3. MASTER TRUST

At December 31, 2002 and 2001, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in all other investment options (Master Trust B). The investment assets of the Master Trusts were held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables.

The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

The following tables present the net assets of the Master Trusts as of December 31, 2002 and 2001:

Master Trust A	**2002**	**2001**
Investments at contract value:		
Guaranteed investment contracts	$346,382,290	$296,420,705
Plan's portion of investments	$254,573,819	$227,650,680
Portion allocated to the Plan	73.50 %	76.80 %

Master Trust B	**2002**	**2001**
Investments at fair value as determined by quoted market price:		
Common stock	$189,390,883	$189,348,184
Mutual funds	358,272,275	443,254,345
	547,663,158	632,602,529
Investments at estimated fair value:		
Cash	71,787	65,760
Mutual funds	17,327,102	22,121,283
Participant loans	16,127,300	16,506,219
	33,526,189	38,693,262
Investments in Master Trust B	$581,189,347	$671,295,791
Plan's portion of investments	$489,320,942	$554,295,175
Portion allocated to the Plan	84.19 %	82.57 %

Investment income (loss) for the Master Trusts for the years ended December 31, 2002 and 2001 is as follows:

	2002	**2001**
Master Trust A investment income:		
Total interest income of Master Trust A	$17,471,005	$15,235,630
Plan's portion of Master Trust A investment income	$13,212,684	$11,770,282

Master Trust B investment loss:	**2002**	**2001**
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 12,345,467	$ 22,269,152
Mutual funds	(96,855,222)	(61,792,830)
	(84,509,755)	(39,523,678)
Interest and dividends	11,630,401	15,720,721
Total investment loss of Master Trust B	$ (72,879,354)	$ (23,802,957)
Plan's portion of Master Trust B investment loss	$ (56,773,485)	$ (23,259,034)

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 5.43% and 5.81% at December 31, 2002 and 2001, respectively. The crediting interest rates for the years ended December 31, 2002 and 2001 ranged from 3.60% to 7.81% and 4.66% to 7.81%, respectively.

4. TAX STATUS

The Plan has obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. With respect to the operation of the Plan, Plan management is aware of certain operational defects which could adversely affect the tax-exempt status of the Plan. These operational defects will be corrected through the use of the Voluntary Compliance Program (VCP). A submission to the VCP was made on June 5, 2002. A compliance letter dated March 28, 2003 was received from the IRS with respect to this submission. An additional VCP submission dated May 29, 2002 is still pending with the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

6. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. PROHIBITED TRANSACTIONS

During 2002, it was discovered that for the period beginning in 1998, there was an inadvertent use of Plan assets by Union Pacific Railroad Company (the Railroad), a related party, due to a clerical error which violated IRC Section 4975(c)(1)(D). Participant withholdings were not properly credited to participant accounts. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad.

The Railroad will repay these withholdings plus lost earnings in 2003.

8. PLAN-TO-PLAN TRANSFERS

During the year ended December 31, 2001, Transentric LLC, a subsidiary of the Corporation, established the Transentric 401(k) Retirement Plan. Also during the year ended December 31, 2001, the Southern Pacific Rail Corporation Thrift Plan was merged into the Plan. These activities are reflected as a plan-to-plan transfer out and a plan-to-plan transfer in, respectively, in the statement of changes in net assets available for benefits.

UNION PACIFIC CORPORATION
THRIFT PLAN

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Current Value of Asset
Union Pacific Railroad Company	Subsidiary of Plan sponsor	In 2002, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the Plan to the Railroad in violation of IRC Section 4975(c)(1)(D).	$ 49

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-12513 and in Registration Statement No. 33-49849 of Union Pacific Corporation on Forms S-8 of our report dated June 9, 2003 appearing in this Annual Report on Form 11-K of Union Pacific Corporation Thrift Plan for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2003

EXHIBIT III

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of the Union Pacific Corporation Thrift Plan (the Plan) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Richard K. Davidson, Chairman, President and Chief Executive Officer of the Union Pacific Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 
Richard K. Davidson
Chairman, President and
Chief Executive Officer
Union Pacific Corporation

June 26, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of the Union Pacific Corporation Thrift Plan (the Plan) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James R. Young, Executive Vice President-Finance of the Union Pacific Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 
James R. Young
Executive Vice President-Finance
Union Pacific Corporation

June 26, 2003